Exhibit 99.1

AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2013 Financial Results

Beijing, China – March 5, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

•	Total revenues decreased by 6.7% year-over-year and increased by 13.8% quarter-over-quarter to US$78.6 million. The year-over-year decrease was primarily due to AirMedia’s termination of operations of certain unprofitable or low-margin contracts.

•	Net revenues decreased by 6.6% year-over-year and increased by 13.4% quarter-over-quarter to US$77.2 million.

•	Net income attributable to AirMedia’s shareholders was US$1.5 million. Basic and diluted net income attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.02.

•	Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$2.1 million. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.04. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.04.

Fiscal Year 2013 Financial Highlights

•	Total revenues decreased by 5.6% year-over-year to US$276.5 million due to AirMedia’s termination of operations of certain unprofitable or low-margin contracts and China’s replacement of regular business tax with Value Added Tax (“VAT”) in Beijing, one of AirMedia’s key regions of operations.

•	Net revenues decreased by 5.0% year-over-year to US272.3 million.

•	Net loss attributable to AirMedia’s shareholders was US$10.6 million. Basic and diluted net loss attributable to AirMedia’s shareholders per ADS were both US$0.18.

•	Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) was US$8.5 million. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.14. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.14.

“Our turn-around is well on track. For the gas station media network, as of February 28, 2014, we had started operating LED screens in 300 gas stations in six cities. We expect to have a network effect when we operate more than 500 LED screens in the gas stations, and expect this product line to break even in the third quarter of this year,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia. “As for the TV-attached digital frames and digital TV screens in airports, our other two unprofitable product lines, we developed an interactive platform with a lucky draw system on our TV-attached digital frames and are experimenting with this new interactive platform in Beijing Capital International Airport (“Beijing Airport”). Our clients have shown strong initial interest in this new interactive platform and we are in the process of finalizing the advertisement contracts with them.”

“Our network of mega-size LED screens in airports continued to grow and accounted for an increasing percentage of revenues of the Company. We believe our mega-size LED screens and in-flight internet business will bring further growth to the Company in the long run,” continued Mr. Guo.

“Year 2014 will be a year of change for AirMedia. We expect to see returns on our efforts to turn around the unprofitable products with improved financial results,” Mr. Henry Ho, AirMedia’s chief financial officer, commented.

Fourth Quarter 2013 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2013	% of Total Revenues	Quarter Ended September 30, 2013	% of Total Revenues	Quarter Ended December 31, 2012	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	72,085	91.8%	63,315	91.7%	76,931	91.3%	-6.3%	13.9%
Digital frames in airports	45,444	57.8%	39,308	56.9%	40,770	48.4%	11.5%	15.6%
Digital TV screens in airports	5,103	6.5%	3,604	5.2%	5,408	6.4%	-5.6%	41.6%
Digital TV screens on airplanes	4,611	5.9%	4,436	6.4%	7,874	9.4%	-41.4%	3.9%
Traditional media in airports	14,197	18.1%	13,257	19.2%	20,802	24.7%	-31.8%	7.1%
Other revenues in air travel	2,730	3.5%	2,710	4.0%	2,077	2.4%	31.4%	0.7%
Gas Station Media Network	4,420	5.6%	3,281	4.8%	4,760	5.7%	-7.1%	34.7%
Other Media	2,076	2.6%	2,447	3.5%	2,491	3.0%	-16.7%	-15.2%

Total revenues	78,581	100.0%	69,043	100.0%	84,182	100.0%	-6.7%	13.8%

Net revenues	77,214		68,067		82,647		-6.6%	13.4%

Total revenues for the fourth quarter of 2013 reached US$78.6 million, representing a year-over-year decrease of 6.7% from US$84.2 million in the same period one year ago and a quarter-over-quarter increase of 13.8% from US$69.0 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from traditional media in airports and digital TV screens on airplanes, which were primarily caused by AirMedia’s termination of the operations of certain unprofitable or low-margin contracts. The quarter-over-quarter increase was primarily due to increases in revenues from most product lines other than other media.

Revenues from digital frames in airports

Revenues from digital frames in airports for the fourth quarter of 2013 increased by 11.5% year-over-year and by 15.6% quarter-over-quarter to US$45.4 million. The year-over-year increase was primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports. The quarter-over-quarter increase was primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the fourth quarter of 2013 decreased by 5.6% year-over-year and increased by 41.6% quarter-over-quarter to US$5.1 million. The year-over-year decrease was primarily due to a drop in demand from advertisers as a result of competition from AirMedia’s other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of AirMedia’s digital TV screens. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the fourth quarter of 2013 decreased by 41.4% year-over-year and increased by 3.9% quarter-over-quarter to US$4.6 million. AirMedia did not renew its concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China’s airplanes on August 1, 2013. The year-over-year decrease of revenues from digital TV screens on airplanes was primarily due to the decrease in revenues from digital TV screens on Air China’s airplanes. The quarter-over-quarter increase of revenues from digital TV screens on airplanes was primarily due to a seasonally strong quarter in the fourth quarter.

Revenues from traditional media in airports

Revenues from traditional media in airports for the fourth quarter of 2013 decreased by 31.8% year-over-year and increased by 7.1% quarter-over-quarter to US$14.2 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts. AirMedia decided not to renew the concession rights contracts for most of AirMedia’s traditional media in Shenzhen Baoan International Airport at the end of 2012 and the billboards and painted advertisements on the gate bridges of Terminal 3 in Beijing Airport in May and July 2013 after the expiration of the relevant contracts. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from the gas station media network

Revenues from the gas station media network for the fourth quarter of 2013 decreased by 7.1% year-over-year and increased by 34.7% quarter-over-quarter to US$4.4 million. The year-over-year decrease was primarily due to temporary service suspension caused by the gap between the retirement of the old scrolling light boxes and the full operation of the replacing new LED screens in gas stations across many cities. The quarter-over-quarter increase was primarily due to advertisers’ strong demand for AirMedia’s already-installed LED screens in gas stations, as well as advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

AirMedia’s LED screens in gas stations change pictures every 10 seconds and rotate in 3-minute cycles, which provides 18 time slots available for sale. As of February 28, 2014, AirMedia operated LED screens in 300 gas stations in six cities, compared to 240 LED screens in six cities as of December 31, 2013.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the fourth quarter of 2013 decreased by 16.7% year-over-year and by 15.2% quarter-over-quarter to US$2.1 million. The year-over-year decrease was primarily due to the expiration of the contracts for some locations in November and December 2012, which generated some revenues in the fourth quarter of 2012. The quarter-over-quarter decrease was due to a seasonally weak quarter for AirMeida’s other media whose main advertisers are high-end real estate.

Business tax and other sales tax

Business tax and other sales tax for the fourth quarter of 2013 were US$1.4 million, compared to US$1.5 million in the same period one year ago and US$976,000 in the previous quarter.

Net revenues

Net revenues for the fourth quarter of 2013 reached US$77.2 million, representing a year-over-year decrease of 6.6% from US$82.6 million in the same period one year ago and a quarter-over-quarter increase of 13.4% from US$68.1 million in the previous quarter.

Cost of Revenues

Cost of revenues for the fourth quarter of 2013 was US$65.0 million, which remained relatively unchanged from the same period one year ago and reflected a quarter-over-quarter increase of 9.1% from US$59.5 million in the previous quarter. The quarter-over-quarter increase was primarily due to higher concession fees and higher agency fees for third-party advertising agencies in the fourth quarter of 2013. Cost of revenues as a percentage of net revenues in the fourth quarter of 2013 was 84.1%, up from 79.1% in the same period one year ago and down from 87.4% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the fourth quarter of 2013 increased by 1.1% year-over-year and by 6.7% quarter-over-quarter to US$45.6 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the fourth quarter of 2013 was 59.1%, increasing from 54.6% in the same period one year ago and decreasing from 62.8% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased while concession fees increased. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that net revenues increased faster than concession fees in the fourth quarter of 2013.

Gross Profit

Gross profit for the fourth quarter of 2013 decreased by 28.9% year-over-year and increased by 43.5% quarter-over-quarter to US$12.3 million.

Gross profit as a percentage of net revenues for the fourth quarter of 2013 was 15.9%, compared to 20.9% in the same period one year ago and 12.6% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues. The quarter-over-quarter increase in gross profit as a percentage of net revenues was primarily due to the fact that net revenues increased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2013	% of Net Revenues	Quarter Ended September 30, 2013	% of Net Revenues	Quarter Ended December 31, 2012	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	5,465	7.1%	5,600	8.2%	5,289	6.4%	3.3%	-2.4%
General and administrative expenses	8,812	11.4%	6,565	9.6%	5,430	6.6%	62.3%	34.2%
Total operating expenses	14,277	18.5%	12,165	17.8%	10,719	13.0%	33.2%	17.4%

Adjusted operating expenses (non-GAAP)	13,617	17.6%	11,686	17.2%	9,721	11.8%	40.1%	16.5%

Total operating expenses for the fourth quarter of 2013 were US$14.3 million, representing a year-over-year increase of 33.2% from US$10.7 million in the same period one year ago and a quarter-over-quarter increase of 17.4% from US$12.2 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the fourth quarter of 2013 were US$425,000, compared to US$804,000 in the same period one year ago and US$269,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to the ending of the vesting period of stock options granted on July 10, 2009.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill, and impairment of intangible assets, were US$13.6 million for the fourth quarter of 2013, representing a year-over-year increase of 40.1% from US$9.7 million in the same period one year ago and a quarter-over-quarter increase of 16.5% from US$11.7 million in the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 17.6% in the fourth quarter of 2013, compared to 11.8% in the same period one year ago and 17.2% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the fourth quarter of 2013 were US$5.5 million. This represented a year-over-year increase of 3.3% from US$5.3 million and a quarter-over-quarter decrease of 2.4% from US$5.6 million in the previous quarter. The year-over-year increase was primarily due to higher professional fees, higher expenses of office and equipments, and higher travel expenses.

General and administrative expenses for the fourth quarter of 2013 were US$8.8 million, including share-based compensation expenses of US$425,000. This represented a year-over-year increase of 62.3% from US$5.4 million in the same period one year ago and a quarter-over-quarter increase of 34.2% from US$6.6 million in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to higher salary expenses associated with more headcount for new businesses and higher bad-debt provisions.

Loss/Income from Operations

Loss from operations for the fourth quarter of 2013 was US$2.0 million, compared to income from operations of US$6.5 million in the same period one year ago and loss from operations of US$3.6 million in the previous quarter. Loss from operations as a percentage of net revenues for the fourth quarter of 2013 was negative 2.6%, compared to 7.9% in the same period one year ago and negative 5.3% in the previous quarter.

Adjusted loss from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill and impairment of intangible assets, was US$1.4 million for the fourth quarter of 2013, compared to adjusted income from operations (non-GAAP) of US$7.5 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$3.1 million in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 1.8% for the fourth quarter of 2013, compared to 9.1% in the same period one year ago and negative 4.6% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” for a reconciliation of (loss) income from operations under U.S. GAAP to adjusted (loss) income from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax benefits for the fourth quarter of 2013 were US$1.8 million, compared to income tax expenses of US$4.2 million in the same period one year ago and income tax expenses of US$2.2 million in the previous quarter.

Net Income/Loss Attributable to AirMedia’s Shareholders

Net income attributable to AirMedia’s shareholders for the fourth quarter of 2013 was US$1.5 million, compared to net income attributable to AirMedia’s shareholders of US3.4 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$3.5 million in the previous quarter. The basic net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2013 was US$0.02, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.05 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter. The diluted net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2013 was US$0.02, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.05 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) was US$2.1 million for the fourth quarter of 2013, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$4.4 million the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.1 million in the previous quarter. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.04 for the fourth quarter of 2013, compared to adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the same period one year ago and adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.05 in the previous quarter. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.04 for the fourth quarter of 2013, compared to adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the same period one year ago and adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.05 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Fiscal Year 2013 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2013	% of Total Revenues	Year ended December 31, 2012	% of Total Revenues	Y/Y Growth rate
Air Travel Media Network	256,644	92.8%	268,509	91.6%	-4.4%
Digital frames in airports	152,346	55.1%	137,342	46.9%	10.9%
Digital TV screens in airports	14,110	5.1%	13,731	4.7%	2.8%
Digital TV screens on airplanes	16,160	5.8%	26,612	9.1%	-39.3%
Traditional media in airports	64,845	23.5%	83,478	28.5%	-22.3%
Other revenues in air travel	9,183	3.3%	7,346	2.4%	25.0%
Gas Station Media Network	12,726	4.6%	14,217	4.9%	-10.5%
Other Media	7,146	2.6%	10,239	3.5%	-30.2%

Total revenues	276,516	100.0%	292,965	100.0%	-5.6%

Net revenues	272,266		286,742		-5.0%

Total revenues for the fiscal year 2013 were US$276.5 million, representing a year-over-year decrease of 5.6% from US$293.0 million in fiscal year 2012. The year-over-year decrease was primarily due to the decreases in revenues from traditional media in airports, digital TV screens on airplanes, other media, and gas station media network, which were partially offset by increases in revenues from digital frames in airports, other revenues in air travel, and digital TV screens in airports.

Revenues from digital frames in airports

Revenues from digital frames in airports for fiscal year 2013 increased by 10.9% year-over-year to US$152.3 million from US$137.3 million in fiscal year 2012 primarily due to the additional revenues from the rapidly growing product line of mega-size LED screens.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for fiscal year 2013 increased by 2.8% year-over-year to US$14.1 million due to Company’s continued sales efforts.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for fiscal year 2013 decreased by 39.3% year-over-year to US$16.2 million primarily due to the decrease in revenues from digital TV screens on Air China’s airplanes. AirMedia did not renew its concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China’s airplanes on August 1, 2013.

Revenues from traditional media in airports

Revenues from traditional media in airports for fiscal year 2013 decreased by 22.3% year-over-year to US$64.8 million. The year-over-year decrease was primarily due to AirMedia’s decision not to renew certain unprofitable or low-margin contracts after expiration.

Revenues from the gas station media network

Revenues from the gas station media network for fiscal year 2013 decreased by 10.5% year-over-year to US$12.7 million due to the temporary service suspension caused by the gap between the retirement of the old scrolling light boxes and the full operation of the replacing new LED screens in gas stations across many cities.

Revenues from other media

Revenues from other media were primarily revenues contributed by Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2013 decreased by 30.2% year-over-year to US$7.1 million due to the expiration of the contracts for some locations in November and December 2012.

Business tax and other sales tax

Business tax and other sales tax for fiscal year 2013 was US$4.3 million, representing a year-over-year decrease of 31.7% from US$6.2 million in fiscal year 2012 due to China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues were already net revenues after deducting VAT in fiscal year 2013. The majority of the Company’s business tax and other sales tax in fiscal year 2013 were other sales tax.

Net revenues for fiscal year 2013 were US$272.3 million, representing a year-over-year decrease of 5.0% from US$286.7 million in fiscal year 2012.

Cost of Revenues

Cost of revenues for fiscal year 2013 was US$244.7 million, representing a year-over-year decrease of 2.4% from US$250.6 million in fiscal year 2012, primarily due to a decrease in agency fees for third-party advertising agencies. Cost of revenues as a percentage of net revenues in fiscal year 2013 increased to 89.9% from 87.4% in fiscal year 2012.

Concession fees for fiscal year 2013 were US$181.0 million, representing a year-over-year increase of 1.7% from US$178.0 million in fiscal year 2012, primarily due to new signed and renewed concession contracts entered into in 2013, which were partially offset by a decrease in concession fees of certain unprofitable or low-margin contracts which AirMedia’s didn’t renew after expiration. Concession fees as a percentage of net revenues in fiscal year 2013 increased to 66.5% from 62.1% in fiscal year 2012 primarily due to the fact that concession fees increased while net revenues decreased in 2013.

Gross Profit

Gross profit for fiscal year 2013 was US$27.6 million, representing a year-over-year decrease of 23.6% from US$36.1 million in fiscal year 2012.

Gross profit as a percentage of net revenues for fiscal year 2013 was 10.1%, down from 12.6% in fiscal year 2012. The decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2013	% of Net Revenues	Year ended December 31, 2012	% of Net Revenues	Y/Y Growth rate
Selling and marketing expenses	20,069	7.4%	17,995	6.3%	11.5%
General and administrative expenses	25,723	9.4%	21,842	7.6%	17.8%
Impairment of goodwill	—	—	20,611	7.2%	-100.0%
Impairment of intangible asset	—	—	9,583	3.3%	-100.0%

Total operating expenses	45,792	16.8%	70,031	24.4%	-34.6%

Adjusted operating expenses (non-GAAP)	43,704	16.1%	33,700	11.8%	29.7%

Total operating expenses for fiscal year 2013 were US$45.8 million, representing a year-over-year decrease of 34.6% from US$70.0 million in fiscal year 2012. The year-over-year decrease was primarily due to the fact that there was an impairment of goodwill of US$20.6 million and an impairment of intangible asset of US$9.6 million in fiscal year 2012.

Total operating expenses for fiscal year 2013 included share-based compensation expenses of US$1.3 million, compared to US$3.5 million in fiscal year 2012. Adjusted operating expenses (non-GAAP) for fiscal year 2013 were US$43.7 million, representing a year-over-year increase of 29.7% from US$33.7 million in fiscal year 2012. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2013 was 16.1%, up from 11.8% in fiscal year 2012.

Selling and marketing expenses for fiscal year 2013 were US$20.1 million, increasing 11.5%, year-over-year from US$18.0 million in fiscal year 2012, primarily due to higher expenses related to the Company’s direct sales force, higher service fees, higher expenses of office and equipments, and higher travel expenses.

General and administrative expenses for fiscal year 2013 were US$25.7 million, including US$1.3 million of share-based compensation expenses, increasing 17.8% year-over-year from US$21.8 million in fiscal year 2012, primarily due to higher salary expenses associated with more headcount for new businesses, higher bad-debt provisions, higher expenses of office and equipments and higher professional fees.

Loss/Income from Operations

Loss from operations for fiscal year 2013 was US$18.2 million, compared to loss from operations of US$33.9 million in fiscal year 2012. Loss from operations as a percentage of net revenues for fiscal year 2013 was negative 6.7%, compared to negative 11.8% in fiscal year 2012.

Adjusted loss from operations (non-GAAP) for fiscal year 2013 was US$16.1 million, compared to adjusted income from operations (non-GAAP) of US$2.4 million in fiscal year 2012. Adjusted operating margin (non-GAAP) for fiscal year 2013 was negative 5.9%, compared to 0.8% in fiscal year 2012.

Please refer to the attached table for a reconciliation of loss from operations under U.S. GAAP to adjusted income (loss) from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax benefits for fiscal year 2013 were US$1.7 million, compared to income tax expenses of US$2.5 million in fiscal year 2012.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for fiscal year 2013 was US$10.6 million, compared to net loss attributable to AirMedia’s shareholders of US$32.7 million in fiscal year 2012. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2013 was US$0.18, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.53 in fiscal year 2012. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2013 was US$0.18, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.53 in fiscal year 2012.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2013 was US$8.5 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$3.6 million in fiscal year 2012. Basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2013 were both US$0.14, compared to basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in fiscal year 2012.

Please refer to the attached table for a reconciliation of (a) net loss attributable to AirMedia’s shareholders and basic and diluted net loss attributable to AirMedia’s shareholders per ADS under U.S. GAAP to (b) adjusted net (loss) income attributable to AirMedia’s shareholders and basic and diluted adjusted net (loss) income attributable to AirMedia’s shareholders per ADS (non-GAAP), respectively.

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$113.0 million as of December 31, 2013, compared to US$126.3 million as of December 31, 2012. There were an increase of US$8.5 million in prepaid concession fees and an increase of US$10.6 million in other current assets from December 31, 2012.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of March 2, 2014, AirMedia had repurchased an aggregate of 6,532,429 ADSs on the open market for a total consideration of US$17.4 million.

Director Announcement

On January 1, 2014, AirMedia appointed Dr. Jack Qunyao Gao and Mr. Peixin Xu as directors of the Company, with Dr. Gao being an independent director. Both Mr. Xu and Dr. Gao were nominated by Bison Capital Holding Company Limited (“Bison Capital”) in connection with Bison Capital’s investment in AirMedia through its purchase of 8,100,000 American Depositary Shares from Global Gateway Investments, Ltd.

Other Recent Developments

On January 3, 2014, AirMedia renewed its concession rights contract of 14 stand-alone digital frames, 155 TV-attached digital frames and 28 digital TV screens in Guangzhou Baiyun International Airport from January 1, 2014 to December 31, 2014.

On January 2, 2014, AirMedia renewed its concession rights contract of 95 digital TV screens and 90 TV-attached digital frames at Terminal 1 and 2 of Beijing Capital International Airport from January 1, 2014 to December 31, 2014.

Business Outlook

AirMedia currently expects its net revenues for the first quarter of 2014 to range from US$61.0 million to US$64.0 million, representing a year-over-year decrease of 4.1% to a year-over-year increase of 0.6% from the same period in 2013 and a quarter-over-quarter decrease of 21.0% to 17.1% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$45.0 million in the first quarter of 2014, representing a quarter-over-quarter decrease of 1.4% from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended December 31, 2013		Quarter Ended September 30, 2013		Quarter Ended December 31, 2012		Y/Y Growth Rate	Q/Q Growth Rate	Year Ended December 31, 2013		Year Ended December 31, 2012		Y/Y Growth Rate
Digital frames in airports
Number of airports in operation		31		37		34	-8.8%	-16.2%		31		34	-8.8%
Number of time slots available for sale (2)		36,146		36,581		33,018	9.5%	-1.2%		141,922		131,060	8.3%
Number of time slots sold (3)		16,275		15,157		14,756	10.3%	7.4%		56,010		49,558	13.0%
Utilization rate (4)		45.0%		41.4%		44.7%	0.3%	3.6%		39.5%		37.8%	1.7%
Average advertising revenue per time slot sold (5)	US$	2,792	US$	2,593	US$	2,763	1.0%	7.7%	US$	2,720	US$	2,771	-1.8%

Digital TV screens in airports
Number of airports in operation		31		33		34	-8.8%	-6.1%		31		34	-8.8%
Number of time slots available for sale (1)		16,823		16,640		16,560	1.6%	1.1%		66,994		67,592	-0.9%
Number of time slots sold (3)		6,946		4,268		9,088	-23.6%	62.7%		19,452		23,385	-16.8%
Utilization rate (4)		41.3%		25.6%		54.9%	-13.6%	15.7%		29.0%		34.6%	-5.6%
Average advertising revenue per time slot sold (5)	US$	735	US$	844	US$	595	23.5%	-12.9%	US$	725	US$	587	23.6%

Digital TV screens on airplanes
Number of airlines in operation		7		7		9	-22.2%	—		7		9	-22.2%
Number of time slots available for sale (1)		373		371		444	-16.0%	0.5%		1486		1,776	-16.3%
Number of time slots sold (3)		143		153		234	-38.9%	-6.5%		527		781	-32.5%
Utilization rate (4)		38.3%		41.2%		52.7%	-14.4%	-2.9%		35.5%		44.0%	-8.5%
Average advertising revenue per time slot sold (5)	US$	32,245	US$	28,993	US$	33,650	-4.2%	11.2%	US$	30,662	US$	34,074	-10.0%

Traditional Media in airports
Numbers of locations available for sale (6)		1,004		951		979	2.6%	5.6%		3,849		3,751	2.6%
Numbers of locations sold (7)		632		560		573	10.3%	12.9%		2,316		2,461	-5.9%
Utilization rate (8)		62.9%		58.9%		58.5%	4.4%	4.0%		60.2%		65.6%	-5.4%
Average advertising revenue per location sold (9)	US$	22,469	US$	23,673	US$	36,304	-38.1%	-5.1%	US$	27,999	US$	33,920	-17.5%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the fourth quarter 2013 earnings at 8:00 PM U.S. Eastern Time on March 5, 2014 (5:00 PM U.S. Pacific Time on March 5, 2014; 9:00 AM Beijing/Hong Kong time on March 6, 2014). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +65 67239381

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on March 5, 2014 and 11:59 p.m. on March 12, 2014, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +1 646 254 3697

Pass code: 98804217

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 31 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	December 31, 2013	December 31, 2012
ASSETS:
Current assets:
Cash	59,652	73,634
Restricted cash	10,366	8,026
Short-term investments	42,949	44,622
Accounts receivable, net	107,529	101,222
Notes Receivable	1,901	—
Prepaid concession fees	29,307	20,759
Amount due from related party	187	1,310
Other current assets	20,437	9,788
Deferred tax assets - current	2,776	2,064

Total current assets	275,104	261,425

Prepaid property and equipment costs	49,415	—
Property and equipment, net	36,084	45,930
Long-term deposits	20,497	22,307
Deferred tax assets - non-current	11,755	8,347
Long-term investments	7,829	4,337
Acquired intangible assets, net	1,446	1,521
Other Non-Current Assets	661	—

Total assets	402,791	343,867

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $71,045 and $75,182 as of December 31, 2012 and December 31, 2013, respectively)	81,157	72,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,716 and $8,016 as of December 31, 2012 and December 31, 2013, respectively)	10,883	10,999
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $18,596 and $17,374 as of December 31 2012 and December 31, 2013, respectively)	17,380	18,602
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $169 and $455 as of December 31, 2012 and December 31, 2013, respectively)	1,667	1,109
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $447 and nil as of December 31, 2012 and December 31, 2013, respectively)	—	447

Total current liabilities	111,087	104,052

Deferred tax liability - non-current	361	380

Total liabilities	111,448	104,432

Equity
Ordinary shares	128	128
Additional paid-in capital	313,912	278,652
Treasury stock	(9,860)	(7,035)
Statutory reserves	10,968	10,144
Accumulated deficits	(84,411)	(72,961)
Accumulated other comprehensive income	40,229	32,948

Total AirMedia Group Inc.’s shareholders’ equity	270,966	241,876

Noncontrolling interests	20,377	(2,441)

Total equity	291,343	239,435

Total liabilities and equity	402,791	343,867

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenues	78,581	69,043	84,182	276,516	292,965
Business tax and other sales tax	(1,367)	(976)	(1,535)	(4,250)	(6,223)

Net revenues	77,214	68,067	82,647	272,266	286,742
Cost of revenues	64,956	59,523	65,397	244,673	250,606

Gross profit	12,258	8,544	17,250	27,593	36,136
Operating expenses:
Selling and marketing *	5,465	5,600	5,289	20,069	17,995
General and administrative *	8,812	6,565	5,430	25,723	21,842
Impairment of goodwill	—	—	—	—	20,611
Impairment of intangible assets	—	—	—	—	9,583

Total operating expenses	14,277	12,165	10,719	45,792	70,031

(Loss) income from operations	(2,019)	(3,621)	6,531	(18,199)	(33,895)
Interest income	365	347	402	1,213	1,355
Other income, net	754	1,603	531	3,822	2,770

(Loss) income before income taxes	(900)	(1,671)	7,464	(13,164)	(29,770)
Income tax benefits (expenses)	1,805	(2,171)	(4,216)	1,713	(2,493)

Net income (loss) before net income of equity method investments	905	(3,842)	3,248	(11,451)	(32,263)
Net (loss) income of equity method investments	(4)	(68)	(26)	(69)	22

Net income (loss)	901	(3,910)	3,222	(11,520)	(32,241)

Less: Net (loss) income attributable to noncontrolling interests	(557)	(375)	(132)	(894)	487

Net income (loss) attributable to AirMedia Group Inc.’s shareholders	1,458	(3,535)	3,354	(10,626)	(32,728)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.01	(0.03)	0.03	(0.09)	(0.26)
Diluted	0.01	(0.03)	0.03	(0.09)	(0.26)
Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	0.02	(0.06)	0.05	(0.18)	(0.53)
Diluted	0.02	(0.06)	0.05	(0.18)	(0.53)
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share - basic	119,517,056	119,683,926	122,551,330	120,386,635	124,269,245
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share - diluted	119,540,735	119,683,926	122,575,370	120,386,635	124,269,245
* Share-based compensation charges included are as follow:
Selling and marketing	—	—	91	—	859
General and administrative	425	269	713	1,251	2,643

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income (loss)	901	(3,910)	3,222	(11,520)	(32,241)
Other comprehensive income	3,075	742	2,002	7,582	2,144

Comprehensive income (loss)	3,976	(3,168)	5,224	(3,938)	(30,097)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(404)	(374)	(205)	(593)	417

Comprehensive income (loss) attributable to AirMedia Group Inc.’s shareholders	4,380	(2,794)	5,429	(3,345)	(30,514)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income (loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	1,458	(3,535)	3,354	(10,626)	(32,728)
Amortization of acquired intangible assets	235	210	194	837	2,635
Share-based compensation	425	269	804	1,251	3,502
Impairment of goodwill	—	—	—	—	20,611
Impairment of intangible assets	—	—	—	—	9,583

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	2,118	(3,056)	4,352	(8,538)	3,603

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.02	(0.03)	0.04	(0.07)	0.03
Diluted	0.02	(0.03)	0.04	(0.07)	0.03

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.04	(0.05)	0.07	(0.14)	0.06
Diluted	0.04	(0.05)	0.07	(0.14)	0.06

Shares used in computing adjusted basic net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	119,517,056	119,683,926	122,551,330	120,386,635	124,269,245
Shares used in computing adjusted diluted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	119,540,735	119,683,926	122,575,370	120,386,635	124,275,255

Note: 1) The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Operating expenses (GAAP)	14,277	12,165	10,719	45,792	70,031
Amortization of acquired intangible assets	235	210	194	837	2,635
Share-based compensation	425	269	804	1,251	3,502
Impairment of goodwill	—	—	—	—	20,611
Impairment of intangible assets	—	—	—	—	9,583

Adjusted operating expenses (non-GAAP)	13,617	11,686	9,721	43,704	33,700

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	17.6%	17.2%	11.8%	16.1%	11.8%

AirMedia Group Inc.

RECONCILIATION OF GAAP (LOSS) INCOME FROM OPERATIONS TO NON-GAAP ADJUSTED (LOSS) INCOME FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
(Loss) income from operations	(2,019)	(3,621)	6,531	(18,199)	(33,895)
Amortization of acquired intangible assets	235	210	194	837	2,635
Share-based compensation	425	269	804	1,251	3,502
Impairment of goodwill	—	—	—	—	20,611
Impairment of intangible assets	—	—	—	—	9,583

Adjusted (loss) income from operations (non-GAAP)	(1,359)	(3,142)	7,529	(16,111)	2,436

Adjusted operating margin (non-GAAP)	-1.8%	-4.6%	9.1%	-5.9%	0.8%